WORLD ENERGY SOLUTIONS, INC.

100 Front Street, 20th Floor

Worcester, MA 01608

December 18, 2014

VIA EDGAR

Tiffany Piland Posil, Esq.

Special Counsel, Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C., 20549

Re:	World Energy Solutions, Inc. Amendment No. 1 to Schedule 14D-9 Filed December 8, 2014 File No. 005-82460

Dear Ms. Posil:

On behalf of World Energy Solutions, Inc. (the “Company”), we hereby respond to the Staff’s comment letter dated December 10, 2014 with respect to the filing referenced above. The following repeats your comment with the Company’s response:

Amended Schedule 14D-9

Opinion of Duff & Phelps, page 23

1. Please add disclosure clarifying how Duff & Phelps’ liability in connection with its opinion letter is limited per the terms of the engagement letter between Duff & Phelps and the company. In that regard, we note the statement on page I-4 regarding Duff & Phelps’ liability in connection with its opinion letter.

Response: Disclosure clarifying the limitation on Duff &Phelps’ liability in connection with its opinion has been added to this section on page 32 under the subheading “Fees and Expenses” included in Amendment No. 2 to the Schedule 14D-9.

Certain Management Projections, page 34

2. Please expand the disclosure added in response to prior comment 2 to enhance shareholder understanding of the key assumptions underlying the Projections by identifying the basis for each key assumption. For example, consider indicating whether the assumed values represent an increase or decrease relative to current or historical values and quantifying each assumption. See Item 10(b)(3) of Regulation S-K for guidance.

Response: The ninth paragraph under the subheading “Cautionary Notes” included in Amendment No. 2 to the Schedule 14D-9 has been expanded to quantify the referenced business decision assumptions.

Amendment No. 2 to the Schedule 14D-9 also reflects changes to the treatment of restricted stock in the Offer in response to comments raised by the Commission in connection with the Schedule TO.

Please do not hesitate to contact Michael A. Refolo, Esquire at Mirick O’Connell at 508-929-1622 if you have any questions or would like any additional information regarding this matter.

Very truly yours,

World Energy Solutions, Inc.

By:	/s/ Philip V. Adams
Philip V. Adams, President

cc:	Michael A. Refolo, Esq.
Fran Stoller, Esq.